Exhibit (a)(5)(B)

COMMONWEALTH OF MASSACHUSETTS

SUFFOLK, SS.	SUPERIOR COURT DEPARTMENT
OF THE TRIAL COURT
ANDREW JAMES DEHN, On Behalf of Himself	)
and All Others Similarly Situated,	)
)
Plaintiff,	)
	)	JURY TRIAL DEMANDED
v.	)
	)	CA.NO. 14-4042 B.L.S.
MICROFINANCIAL INC., PETER R.	)
BLEYLEBEN, BRIAN E. BOYLE, TORRENCE C.	)
HARDER, RICHARD F. LATOUR, FRITZ VON	)
MERING, ALAN J. ZAKON, MF PARENT LP, MF	)
MERGER SUB CORP., and FORTRESS	)
INVESTMENT GROUP LLC,	)
)
)
Defendants.	)
)

STOCKHOLDER CLASS ACTION COMPLAINT

FOR BREACH OF FIDUCIARY DUTY

Plaintiff Andrew James Dehn (“Plaintiff”), by and through his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

NATURE OF THE ACTION

1.                                      Headquartered in Burlington, Massachusetts, and founded in 1987, MicroFinancial Incorporated (“MicroFinancial” or the “Company”) is a specialized commercial/consumer finance company, providing equipment leasing and financing services with a primary focus on the microticket market in the United States.  The Company offers financing alternatives to start-up businesses and established enterprises, and leases and rents commercial equipment for use in daily operations.  It also finances various products, such as water filtration systems, food service equipment, security equipment, point of sale cash registers, salon equipment, copiers, healthcare and fitness equipment, and automotive repair equipment.  In addition, the Company offers consumer financings consisting of service contracts from dealers that primarily provide residential security monitoring services, as well as consumer leases for a range of consumer products.

2.                                      On December 15, 2014, the Company and Fortress Investment Group LLC (“Fortress”) jointly announced that they had entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”), dated December 13, 2014, pursuant to which MF Merger Sub Corp. (“Merger Sub”) and MF Parent LP, affiliates of Fortress, will acquire MicroFinancial via a tender offer in a deal worth approximately $147 million (the “Tender Offer”).  The Tender Offer is set to expire at midnight on January 7, 2015.

3.                                      As a result of the merger, MicroFinancial stockholders are only anticipated to receive $10.20 per share in cash (the “Merger Consideration”) in exchange for each share of MicroFinancial stock they own (the “Proposed Transaction”).  The closing of the Tender Offer is subject to certain conditions, including the tender of a number of MicroFinancial shares that, together with other shares owned or to be acquired by Fortress, represent at least two thirds of the total number of MicroFinancial’s outstanding shares on a fully diluted basis, and other customary conditions.

4.                                      As described more fully herein, the Merger Consideration fails to adequately compensate MicroFinancial stockholders for their stake in the Company, despite its strategic positioning as a leader in an expanding marketplace.  Despite the Company’s representation that the $10.20 per share Merger Consideration represents a “significant” premium “over current trading price and our book value,” in actuality, the Merger Consideration is only a meager 18% over the Company’s December 12, 2014 closing price of $8.30.  Moreover, in recent months,

MicroFinancial has traded as high as $9.00 - representing a premium of only 11%.  Additionally, for the past four financial quarters (fourth quarter of 2013 through the present), MicroFinancial has reported record level revenue:  a 5.4% increase in the fourth quarter of 2013, a 2.6% increase in the first quarter of 2014, a $100,000 increase in the second quarter of 2014, and a 3.1% increase in the third quarter of 2014.  Much of this success may be attributed to the Company’s recent contract expansions, with originations increasing 25.8% to $29.7 million in the most recent financial quarter.

5.                                      Consequently, Wall Street analysts have target prices for the Company well north of the Merger Consideration, with at least one analyst at BMO Capital setting a target of $16.00 per share on April 15, 2014.  Moreover, the financial analyses performed by Berenson & Company LLC (“Berenson”), MicroFinancial’s financial advisor in the transaction, indicate a value for the Company as high as $12.39 per share.

6.                                      The Proposed Transaction is the product of a flawed process that was designed to ensure the sale of MicroFinancial to Fortress on terms preferential to the defendants and other MicroFinancial insiders and which subvert the interests of Plaintiff and the other public stockholders of the Company.  In particular, several of the Board members and management are inherently conflicted in approving the Proposed Transaction by the promise of post-transaction employment and handsome salaries.  Defendant Richard F. Latour (“Latour”), the Chief Executive Officer (“CEO”), James R. Jackson, Jr. (“Jackson”), the Chief Financial Officer, and Steven J. LaCreta (“LaCreta”), the Vice President, Legal and Vendor/Lessee Relations, all entered into amended and restated employment agreements (the “Employment Agreements”) with Fortress in order to continue their employment with the post-transaction entity “on substantially the same economic terms as provided for in their existing agreements with the Company.”

7.                                      These Employment Agreements will become effective upon the completion of the Proposed Transaction for a term of one year, with automatic renewals upon each succeeding anniversary of the closing unless either party gives at least 90 days notice prior to a scheduled expiration that the term will not be extended.  Moreover, Fortress raised its intention to employ management and provide them with the ability to rollover their stock into shares of the new company early in the negotiating process before the terms of the Merger Agreement had even been finalized.

8.                                      As alleged in further detail below, both the consideration MicroFinancial stockholders stand to receive via the Proposed Transaction and the process by which Defendants propose to consummate the Merger are fundamentally unfair to Plaintiff and the other public stockholders of the Company.

9.                                      As such, MicroFinancial’s Board of Directors (the “Individual Defendants”) breached their fiduciary duties owed to MicroFinancial stockholders, and violated the applicable legal standards governing the Individual Defendants’ conduct.

10.                               In further breach of their fiduciary duties, on December 19, 2014, the Individual Defendants caused to be filed a Schedule 14D-9 Solicitation/Recommendation Statement (“14D- 9” or “Recommendation Statement”) with the United States Securities and Exchange Commission (“SEC”) that recommends shareholders tender their shares into the Tender Offer and support the Proposed Transaction.  The 14D-9 is materially deficient and deprives MicroFinancial stockholders of the basic information required to make an intelligent, informed and rational decision in regards to the Tender Offer.  The 14D-9 fails to disclose all material information concerning the Proposed Transaction and contains additional materially misleading statements.

11.                               For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction or, in the event the Proposed Transaction is consummated, to recover damages resulting from the Individual Defendants’ violations of their fiduciary duties of loyalty, candor, good faith, and due care.

JURISDICTION AND VENUE

12.                               Jurisdiction is proper under Mass. Gen.  Laws Ch. 223A Section 2.  MicroFinancial is incorporated in Massachusetts and maintains its principal executive offices in Burlington, Massachusetts.  The Defendants have sufficient minimum contacts with Massachusetts so as to render the exercise of jurisdiction by this Court permissible under the traditional notions of fair play and substantial justice.

13.                               Admission of this matter into the Business Litigation Session of the Massachusetts Superior Court is proper pursuant to Superior Court Administrative Directive No. 09-1, based on the fact the litigation involves the merger of a corporation and the liability of certain officers and directors of that corporation.

14.                               Venue is proper pursuant to Mass Gen.  Laws Ch. 223 Sections 1, 8.

PARTIES

15.                               Plaintiff is, and at all times relevant hereto has been, a stockholder of the Company.

16.                               Defendant MicroFinancial is a corporation organized and existing under the laws of Massachusetts, with its principal executive offices located at 16 New England Executive Park, Suite 200, Burlington, Massachusetts 01803.  MicroFinancial stock is traded on the NASDAQ Stock Exchange under the ticker symbol, “MFI”.

17.                               Defendant Peter R. Bleyleben (“Bleyleben”) is a director of the Company.  Bleyleben previously served as the Non-Executive Chairman of the Board from 2002 through 2012, and also served as President and later Chairman, CEO and director of the Company or its predecessor from 1987 to 2002.

18.                               Defendant Brian E. Boyle (“Boyle”) is a director of the Company and has been since 1985.  Boyle previously served as the CEO of the Company from 1985 to 1987 and Chairman of the Board from 1985 to 1995.  He is currently the Chairman of the Compensation and Benefits Committee, a member of the Audit Committee, a member of the Nominating and Corporate Governance Committee, a member of the Credit Policy Committee, and a member of the Strategic Planning Committee.

19.                               Defendant Torrence C. Harder (“Harder”) is a director of the Company and has been since 1986.  Harder also serves as the Chairman of the Credit Policy Committee, a member of the Audit Committee, and a member of the Strategic Planning Committee.

20.                               Defendant Richard F. Latour (“Latour”) is a director of the Company and has been since 2002.  Latour also serves as MicroFinancial’s CEO, President, Treasurer, Secretary, and Clerk.

21.                               Defendant Fritz von Mering (“von Mering”) is a director of the Company and has been since 2004.  Von Mering also serves as the Non-Executive Chairman of the Board, the Chairman of the Audit Committee, the Chairman of the Strategic Planning Committee, a member of the Nominating and Corporate Governance Committee, and a member of the Compensation and Benefits Committee.

22.                               Defendant Alan J. Zakon (“Zakon”) is a director of the Company and has been since 1988.  Zakon also serves as the Chairman of the Nominating and Corporate Governance

Committee, a member of the Compensation and Benefits Committee, and a member of the Strategic Planning Committee.

23.                               Defendants Bleyleben, Boyle, Harder, Latour, von Mering, and Zakon are collectively referred to herein as the “Individual Defendants” and/or the “Board.”

24.                               Defendant Fortress is an alternative asset manager.  Fortress raises, invests, and manages private equity funds, hedge funds, and publicly traded alternative investment vehicles.  Fortress is a corporation organized and existing under the laws of the State of Delaware with its principal executive offices located in New York, New York.

25.                               Defendant MF Parent LP is a Delaware limited partnership, and an affiliate of Fortress.

26.                               Defendant Merger Sub is a direct wholly owned subsidiary of MP Parent LP, and is a corporation duly organized for the purposes of facilitating the Proposed Transaction and under the laws of Massachusetts, along with being an affiliate of Fortress.

27.                               Defendants Fortress, MF Parent LP and Merger Sub are collectively referred to herein as the “Acquisition Defendants.”

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

28.                               By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other shareholders of MicroFinancial and owe Plaintiff and the other members of the Class (defined herein) the duties of good faith, fair dealing, loyalty and full and candid disclosure.

29.                               By virtue of their positions as directors and/or officers of MicroFinancial, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause MicroFinancial to engage in the practices complained of herein.

30.                               Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s shareholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person.  In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control, the directors must take all steps reasonably required to obtain adequate value for shareholders and its constituents rather than use a change of control to benefit themselves, and to disclose all material information concerning the proposed change of control to enable the shareholders to make an informed voting decision.  To diligently comply with this duty, the directors of a corporation may not take any action that:

(a)                                 adversely affects the value provided to the corporation’s shareholders;

(b)                                 contractually prohibits them from complying with or carrying out their fiduciary duties;

(c)                                  discourages or inhibits alternative offers to purchase control of the corporation or its assets;

(d)                                 will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s shareholders; or

(e)                                  will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

31.                               Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated duties owed to Plaintiff and the other shareholders of MicroFinancial, including their duties of loyalty, good faith and independence, insofar as they, inter alia, engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by Plaintiff or the other shareholders of MicroFinancial common stock.

CLASS ACTION ALLEGATIONS

32.                               Plaintiff brings this action for himself and as a class action on behalf of all owners of MicroFinancial common stock as of December 15, 2014, the date MicroFinancial and Fortress announced the Proposed Transaction (the “Class”).  Excluded from the Class are Defendants and their affiliates, immediate families, legal representatives, heirs, successors, or assigns and any entity in which Defendant have or had a controlling interest.

33.                               The Class is so numerous that joinder of all members is impracticable.  While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through discovery, Plaintiff believes that there are thousands of members in the Class.  According to the Recommendation Statement, as of December 13, 2014, MicroFinancial has 14,433,154 million shares of MicroFinancial common stock outstanding.  All members of the Class may be identified from records maintained by MicroFinancial or its transfer agent and may be notified of the pendency of this action by mail, using forms of notice similar to that customarily used in securities class actions.

34.                               Questions of law and fact in common to the Class include, inter alia, the following:

a.                                      Whether the Individual Defendants breached their fiduciary duties of undivided loyalty or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

b.                                      Whether the Individual Defendants breached their fiduciary duty to secure and obtain the best price reasonably available under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction;

c.                                       Whether the Acquisition Defendants aided and abetted the Individual Defendants’ breaches of fiduciary duty;

d.                                      Whether the Individual Defendants violated the federal securities laws; and

e.                                       Whether Plaintiff and the other members of the Class would be irreparably harmed if the transactions complained of herein were consummated.

35.                               Plaintiff’s claims are typical of claims of the other members of the Class.  Plaintiff and the other members of the Class have sustained damages as a result of Defendants’ wrongful conduct as alleged herein.

36.                               Plaintiff is committed to prosecuting this action, will fairly and adequately protect the interests of the Class, and has no interests contrary to or in conflict with those of the Class that Plaintiff seeks to represent.

37.                               The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for the parties opposing the Class.

38.                               Conflicting adjudications for individual members of the Class might, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interest.

39.                               Defendants have acted on grounds generally applicable to the class, making it appropriate to grant final injunctive relief with respect to the Class as a whole.

FACTUAL BACKGROUND

Company Background and its Poise for Growth

40.                               With headquarters in Burlington, MA, MicroFinancial is a financial intermediary specializing in leasing and financing for products that are typically in the $500 to $50,000 and up price range.  In essence, MicroFinancial is a financial intermediary specializing in microticket leasing which operates through its wholly-owned subsidiaries, TimePayment Corp. and Leasecomm Corp. Through its subsidiaries, the Company has provided leasing and financing alternatives for hundreds of thousands, mostly commercial, accounts nationwide beginning in 1986.  Through its operating subsidiary TimePayment Corporation, it offers TimePayment Direct™, a web based application and credit approval process for its vendors which provides credit decisions usually within 2 - 3 minutes.

41.                               In 2013, MicroFinancial increased its net income to $9.8 million or $0.66 per diluted share as compared to $9.4 million or $0.64 per diluted share in 2012.  The Company similarly reported increase in total revenue by 5.4% to $62.5 million as compared to $59.3 million in 2012; an increase in total cash received by customers by 7.4% or $9.0 million as compared to 2012, bringing total cash received to $130.8 million representing $8.86 per diluted share; reduced net charge-offs by 2.4% to $18.2 million in 2013 as compared to $18.6 million in 2012; and an increase dividend payout to $0.25 per share in 2013 versus $0.24 per share in 2012.  Richard Latour, President and CEO, commented on the positive financial results:

We are very pleased with our operating results for 2013.  We increased net income to $9.8 million, diluted earnings per share to $0.66, and cash receipts to $130.8 million.  We successfully launched our new E-Commerce initiative in the fourth quarter of 2013 which provides our dealer base with an additional method to increase their on-line sales efforts and allows lessees a quick and efficient method to finance their on-line shopping carts from our approved vendor base.  Our continued investments in sales and marketing initiatives resulted in an 8% growth in dollars of applications over last year to $446 million and a 4% increase in approved applications to $237 million in 2013.  In addition, we repurchased over 97,000 shares during 2013 at an average cost of approximately $7.28 per share and were able to increase the dividend payout rate to $0.25 per share for 2013 as compared to $0.24 in 2012.

42.                               This record-level financial success continued into 2014 when, on April 16, 2014, the Company reported first quarter 2014 results boasting that it increased cash received from customers by 11.5% to $34.6 million, representing $2.34 per diluted share as compared to the first quarter of 2013.  In addition, the Company reported that total revenues increased by 2.6% to $15.7 million as compared to the same period last year.  Revenue for the quarter ended March 31, 2014 increased 2.6% to $15.7 million compared to $15.3 million in the first quarter of 2013, due primarily to increases in rental income and income on service contracts.  Defendant Latour again celebrated the results:

We are pleased with our overall financial performance for the quarter.  Through the first three months of 2014, we are starting to see the improvements from the changes we made to our sales force structure at the end of 2013.  We increased the number of lease applications processed by approximately 10% to 20,050 and increased our lease application dollars by approximately 17%.  In addition, we increased new vendor approvals by approximately 33% for the quarter to 338 along with an increase in our lease originations by approximately 15% to $23.0 million as compared to the same period last year.  Cash received from customers continues to improve and increased approximately 11.5% or $3.6 million to $34.6 million as compared to the first quarter of 2013.  The average deal size increased slightly from approximately $4,600 in the first quarter of 2013 to $4,900 in the first quarter of 2014.

43.                               During the second quarter of 2014, the Company reported similarly positive results.  Specifically, on July 16, 2014, MicroFinancial reported that contract originations increased by 16.3% to $27.8 million as compared to the same period the prior year.  Revenue for the second quarter increased to $15.8 million compared to $15.7 million for the same period in 2013, driven primarily by growth in service contract revenues and rental income during the quarter.  For the year to date, the Company had approved 748 new dealers and brokers year-to-

date which represents an increase of 37.5% over the same period last year.  Defendant Latour lauded the results:

We are very pleased with our overall performance through the first six months of 2014.  During this period, we have continued to see an increased demand for the products and services we offer.  We realized a 15% increase in the number of lease applications processed for a total of 43,345 applications and a 19% increase in application dollars for a total of over $258 million.  The number of contracts funded during the first half of 2014 increased to 10,422 representing $50.8 million which represents increases of approximately 13% and 16% over 2013 performance, respectively.  In addition, cash received from customers continues to improve and increased approximately 9% to over $69 million.  During the quarter, we also improved our technology platform through a complete revision of our TimePayment website which incorporates new functionality and features designed to improve the online experience for our vendors, brokers, and lessees.

44.                               Most recently, the Company announced third quarter 2014 results on October 15, 2014 for the nine months ended September 30, 2014.  During this period, MicroFinancial reported that net income increased by 11.9% to $2.9 million or $0.20 per diluted share based upon 14,735,988 shares as compared to the same period last year.  Revenue also increased by 3.1% to $16.2 million as compared to the same period last year; originations further increased by 25.8% to $29.7 million as compared to $23.6 million in the same period last year.  Once again, Defendant Latour commented positively on the third quarter results:

We are very pleased with our overall performance through the first nine months of 2014.  During this period, we have continued to see an increased demand for the products and services we offer.  We realized a 21% increase in the number of lease applications processed for a total of 70,069 applications and a 20% increase in application dollars for a total of over $404 million.  The number of contracts funded during the first nine months of 2014 increased to 16,624 representing $80.5 million which represents increases of approximately 17% and 19% over 2013 performance, respectively.  Through September, we also increased the number of new vendor approvals for 2014 to a total of 1,108 which represents an increase of 40% over the 790 vendors approved over the same period in 2013.

45.                               Thus, as reflected in the Company’s recent financial results and concurrent press releases and statements, MicroFinancial is primed to continue returning exceptional financial results to its stockholders well into the future.

46.                               Not surprisingly, numerous Wall Street analysts have set target prices for the Company well north of the Merger Consideration, with an analysts at BMO Capital setting a target of $16.00 per share on April 15, 2014.

47.                               However, despite the financial strength of the Company, its position as premier player in the market, and the expected expansion of its client base, the Individual Defendants entered into the Merger Agreement with Fortress for inadequate consideration, thereby depriving MicroFinancial’s public stockholders of the opportunity to enjoy the Company’s promising long- term business prospects as a standalone company.  Having failed to maximize the sale price for the Company, the Individual Defendants breached the fiduciary duties they owe to the Company’s public stockholders because the Company has been improperly valued and public stockholders will not receive adequate or fair value for their MicroFinancial common stock.

The Inadequate Process Leading Up To The Proposed Transaction

48.                               The process leading up to the Proposed Transaction was designed to favor Fortress and the Company managements’ post-employment interests over the interests of the Company’s stockholders.  This was not the first time the Company had looked into a potential sale of MicroFinancial.  After receiving two unsolicited inquiries from investment banks in January of 2012, the MicroFinancial Board decided to invite several independent advisors to present various strategic alternatives to the Board.  Ultimately, Defendant Latour determined that none of the parties that had shown interest in MicroFinancial proposed a price per share that would “reflect an appropriate premium over the then current trading price of the Company’s common stock.”  The value of the indications of interest the Company received and their respective premiums are not disclosed in the Recommendation Statement.  It is also not disclosed whether any of the indications of interests included post-employment positions for management with the continuing company.

49.                               After determining no viable bidders existed, the Board decided to focus on the Company’s internal growth strategies.  A month after terminating the prior process, the Board began working with a new investment banker, Berenson & Company (“Berenson”), its financial advisor in the Proposed Transaction.  Berenson first contacted defendant Latour in December 2013 to suggest introducing Latour to a potential buyer, “Party A”, for the Company.  It is unclear why Berenson contacted Latour or why it thought the Company would be interested in an acquisition.

50.                               In mid-January of 2014, Berenson, Defendant Latour and Party A met.  Party A had previously been contacted by the Initial Banker in 2012 but had not expressed an interest in the Company at that time.  By the end of the month, there were contacts and meetings arranged by Berenson between MicroFinancial’s management team and Party A.

51.                               On February 4, 2014, the Company formally engaged Berenson as its financial advisor in the Proposed Transaction.

52.                               On February 14, 2014, Party A submitted a non-binding indication of interest to acquire the Company for $10.10.  On March 7, 2014, Party A increased its offer to acquire the Company to $10.50 per share.

53.                               After deciding to pursue further a potential transaction with Party A, the Individual Defendants formed a purported Special Committee (the “Special Committee”) to manage the process with Party A in order “to enhance efficiency and to guard against the appearance of any conflict between the interests of shareholders and those of management.”  The Special Committee consisted of Defendants von Mering and Zakon.

54.                               On March 18, 2014, the Company and Party A issued a non-binding letter of intent for Party A to acquire the Company for $10.50 per share of the Company’s common stock, payable in the form of Party A stock.  After conducting due diligence, however, Party A lowered its bid price to $9.50 per share of the Company’s common stock.

55.                               At this point in time, the Company authorized Berenson to commence an expanded process and entered into a revised engagement letter with Berenson.  The Board also expanded the authority of the Special Committee to encompass the activities contemplated in the Berenson engagement letter.  As previously acknowledged by the Recommendation Statement, however, the Special Committee was merely a way to fend off the appearance of impropriety when, in reality, the two person committee did very little to advance the process.  Rather, Berenson and the Company’s conflicted management team led the strategic process and steered the deal towards Fortress.

56.                               Ultimately, Berenson contacted 61 potential buyers, consisting of 21 strategic parties and 40 financial sponsors.  An undisclosed number of these parties had previously been contacted during the process in 2012.  Receiving an overwhelming interest in the Company, thirty of the contacted parties, including Fortress, executed confidentiality agreements with the Company.  Company A was also contacted to determine whether it was still interested in the Company.

57.                               The Company received several favorable indications of interest at this point in time.  In the first half of August 2014, six potential buyers submitted indications of interest:  Party B submitted a bid for $9.17 per share in cash; Party C offered a range of $9.75 to

$10.75 per share in cash; Fortress offered a range of $9.50 to $10.50 per share in cash; and three others submitted a bid for $7.72 per share in cash, $9.00 per share with half in stock and half in cash, and another offer was made to purchase the shares of the Company’s three principal shareholders.  Company A also submitted an indication of interest for $9.75 per share, payable in the form of Party A stock, or $9.50 per share in cash.

58.                               Despite the multiple indications of interest, some higher than the Merger Consideration, the Board and Berenson gave preferential treatment to Fortress.  At Berenson’s request, the Company’s management team and representatives of Fortress met on August 18, 2014 to discuss a strategic transaction.  It is unclear at this point why Berenson wanted MicroFinancial’s management to meet with Fortress and not any of the other bidding parties.

59.                               Berenson then met with the Special Committee to discuss indications of interest and recommend a course of action.  Abiding by Berenson’s wishes, the Special Committee agreed with Berenson to move forward in the process with Fortress and Parties B and C, while also maintaining communications with Party A. The Recommendation Statement does not disclose why the Company and Berenson did not pursue further contacts with the three bidding parties who offered $7.72 per share, $9.00 per share, and to acquire the principal three shareholders’ shares.

60.                               Company management met with Fortress, Party B, and Party C the week of September 11, 2014 to present its growth projections to the remaining, bidding parties.  At the meeting with Fortress, Fortress was quick to indicate that its proposal would provide the opportunity for management to “roll over” a portion of its Company common stock and receive new equity incentives going forward.  A few days later, Fortress again emphasized that it sought to retain the current management team of MicroFinancial and submitted a revised non-binding letter of intent to acquire the Company for $10.10 per share.  Now that management had been offered the golden ticket to continue with the combined company, there was no better offer in their minds.

61.                               The Company continued to meet with Fortress while neglecting the remainder of the interested parties until finally, in the beginning of October 2014, Party A had enough and indicated that it did not wish to increase its earlier bid.  The Company and Berenson responded to inquiries and made a presentation to Company C at this time.  For reasons unknown, Parties B and C withdrew from the process as well.

62.                               Making way for Fortress to move forward undeterred, the Company received a new non-binding indication of interest from Fortress on October 15, 2014 for $10.10 per share in cash.

63.                               On October 16, 2014, the Special Committee finally decided to involve itself in the process by meeting with Defendant Latour and representatives of Berenson.  Despite Defendant Latour’s apparent conflict of interest due to his post-employment position, Fortress’s proposal was reviewed with him at that time.  Unsurprisingly, the conflicted parties felt the proposal was “attractive.”  After Berenson reported the status of other prospective purchasers, the Special Committee requested that Berenson contact Party A to give it an opportunity to improve its offer.  It is unclear whether Berenson reached out to Party A at this time.

64.                               At an October 17, 2014 meeting of the Company’s Board of Directors, the Board confirmed that in order to “avoid the appearance of a potential conflict of interest, Mr. Latour would not have a negotiating role in the Company’s transaction and that management’s employment and equity arrangements would not be addressed with Fortress until the Board had resolved the principal terms of the Company’s agreement.”  It is unclear at this point what terms, if any, had already been negotiated concerning post-employment positions and equity awards.

65.                               On October 22, 2014, the Board instructed Berenson to reach out again to Party A and also approach Fortress to negotiate a higher bid.  Party A informed Berenson that is was not increasing its bid at that time.

66.                               Two days later, on October 24, 2014, Fortress delivered a revised non-binding indication of interest for $10.20 per share in cash.  After the Special Committee, Berenson, and the Company’s legal counsel reviewed the offer, it was executed that day.

67.                               Ultimately, on December 11, 2014, Berenson presented its fairness opinion to the Board, the post-employment agreements with senior management were approved, and the terms of the Merger Agreement were approved.  On December 13, 2014, the Merger Agreement was executed and, on December 19, 2014, the Tender Offer commenced.

The Proposed Transaction

68.                               On December 15, 2014, MicroFinancial and Fortress issued a joint press release announcing the Proposed Transaction.  The announcement stated in relevant part:

MicroFinancial Incorporated Enters Into Agreement to be Acquired by Funds Managed by Fortress Investment Group

BURLINGTON, Mass., Dec. 15, 2014 (GLOBE NEWSWIRE) - MicroFinancial Incorporated (Nasdaq:MFI) (“MicroFinancial” or the “Company”) has entered into a definitive agreement with MF Parent LP (“Parent”) and MF Merger Sub Corp. (“Purchaser”), each an affiliate of funds managed by affiliates of Fortress Investment Group LLC (NYSE:FIG), whereby Parent will acquire all of the outstanding shares of the Company for $10.20 per share in cash pursuant to an Agreement and Plan of Merger dated December 13, 2014 (the “Merger Agreement”).

Under the terms of the Merger Agreement, Purchaser will commence a tender offer for all shares of outstanding common stock of the Company for $10.20 per share in cash (the “Tender Offer”).  The Tender Offer will expire on the 20th business day following and including the commencement date, unless extended in accordance with the terms of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission.  The Company presently intends, subject to approval of the Company’s Board of Directors at the time, to declare a single quarterly cash dividend on its common stock in an amount expected to be $0.08 per share with a record date that is no later than January 12, 2015 and a payment date that is on or prior to the time of acceptance of shares of the Company’s common stock in the Tender Offer.  Following the completion of the Tender Offer, the parties will complete a second-step merger in which any remaining shares of the Company’s common stock will be converted into the right to receive the same price per share paid in the Tender Offer (the “Merger”).

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Richard F. Latour, the Chief Executive Officer of MicroFinancial, said “We believe that the share price of $10.20 per share represents a compelling value for our shareholders.  This price represents a significant premium over the current trading price and our book value.”

The closing of the Tender Offer is subject to certain conditions, including the tender of a number of MicroFinancial shares that, together with other shares owned or to be acquired by Purchaser, represent at least two thirds of the total number of MicroFinancial’s outstanding shares on a fully diluted basis, and other customary conditions.  There is no financing condition to the obligations to consummate the transaction.

69.                               The Proposed Transaction undervalues MicroFinancial’s prospects and is the result of an entirely unfair sales process.  Should the Proposed Transaction close, MicroFinancial stockholders will receive just $10.20 per share for their Company holdings, a meager premium which does not adequately compensate stockholders for the Company’s recent financial and developmental milestones.

The Merger Agreement Unfairly Deters Competitive Offers and is Unduly Beneficial to Fortress

70.                               The Proposed Transaction is also unfair because, as part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

71.                               First, Section 7.2(d) of the Merger Agreement broadly provides that neither MicroFinancial, nor any of its affiliates, may solicit or proactively seek a competing and better offer, nor can they provide information to, or engage in discussions with, any potential bidder for the Company.  The section states that the Company or and of its subsidiaries or affiliates shall not:

Seller shall not, and shall cause the Seller Subsidiaries and its and their respective directors, officers and employees not to, and shall use reasonable best efforts to cause all of its and their respective other Representatives not to, (i) directly or indirectly initiate, solicit, or knowingly encourage or knowingly facilitate any inquiries regarding, or the submission of any indication of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) directly or indirectly participate in any discussions or negotiations regarding, or furnish any non-public information to any Person (other than Parent or Purchaser) in connection with, or take any other action intended to, or that would reasonably be expected to, facilitate the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal, (iii) enter into any letter of intent or agreement related to an Acquisition Proposal (other than a confidentiality agreement as contemplated by Section 7.2(c)), or (iv) approve or recommend an Acquisition Proposal.

72.                               Additionally, although Section 7.2 provides for a qualified “fiduciary out,” this caveat requires that the Company keep Fortress informed of any competing proposals.  Specifically, that Section obligates the Company to:

[N]otify Parent promptly (but in any event within forty-eight (48) hours) of the receipt of any inquiries, proposals or expressions of interest with respect to, or that would reasonably be expected to lead to, an Acquisition Proposal, together with all material terms and conditions thereof (including an unredacted copy or, if such Acquisition Proposal is not in writing, a written description of such material terms and conditions) and the identity of the Person such inquiry, proposal or expression of interest.  Seller shall (i) keep Parent reasonably informed of the status (including any material change to the financial terms, conditions, or other material terms) of any such inquiries, proposals or expressions of interest, and any related negotiations or discussions, with respect to an Acquisition Proposal, on a reasonably current basis (and otherwise no later than 24 hours after the occurrence of any material occurrence, change, development, discussion or negotiations) and (ii) provide to Parent, as soon as practicable and in any event within 24 hours after receipt or delivery thereof, copies of all draft agreements (and any other written material relating to any Acquisition Proposal or, where no such written materials are available, a summary of the material terms and conditions thereof).  Seller shall not, and shall cause the Seller Subsidiaries not to, enter into any agreement with any Person subsequent to the date of this Agreement, and neither Seller nor any Seller Subsidiary is party to any agreement, in each case that prohibits from providing any information to Parent in accordance with, or otherwise complying with, this Section 7.2.

73.                               Accordingly, no rival bidder is likely to emerge and act as a stalking horse in light of the potential risks associated with disseminating a rival bidder confidential information and the ability of Fortress to easily piggy-back upon the due diligence of the foreclosed second bidder.

74.                               Furthermore, Section 7.2(f) grants Fortress five-days to amend the terms of the Proposed Transaction in response to a competing bid, which in turn gives Fortress unfettered access to confidential, non-public information about competing proposals from third parties which Fortress can use to prepare a matching bid.  Additionally, this section requires that MicroFinancial consider any revisions to the Proposed Transaction made by Fortress:

If Seller Board receives a Superior Proposal that did not result from a breach of this Section 7.2(e), provided that Seller Board determines, in good faith, after consultation with outside counsel and its financial advisor, that the failure to take such action would violate its fiduciary duties under applicable Law, the Seller Board may make an Adverse Recommendation Change and/or Seller may terminate this Agreement ...provided that prior to so making an Adverse Recommendation Change or terminating this Agreement, (i) Seller gives Parent at least three (3) Business Days’ prior written notice of its intention to take such action, specifying, in reasonable detail, the reasons therefor, and the material terms and conditions of, and the identity of the Person making, any such Superior Proposal and a copy of the Superior Proposal and any proposed Acquisition Agreements and financing commitments relating thereto, (ii) Seller negotiates, and uses reasonable best efforts to cause its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose revisions to the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal, (iii) upon the end of such notice period, Seller Board considers in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and determines, in good faith, after consultation with outside counsel and its financial advisor, that the Superior Proposal would continue to constitute a Superior Proposal even if the revisions proposed by Parent were to be given effect and (iv) in the event of any change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such Superior Proposal, Seller shall, in each case, deliver to Parent an additional notice consistent with that described in clause.

75.                               In effect, this provision obligates the Board to grant Fortress three business days in which the Company must “use reasonable best efforts” to negotiate “in good faith” with Fortress and allow Fortress to amend the terms of the Merger Agreement.  Put another way, this revision and notice provision essentially ensures that no superior bidder will emerge, as any potential suitor will be unlikely to expend the time, cost and effort to perform due diligence and make a superior proposal while knowing that Fortress will be informed of its bid and the details and terms thereof and can easily top it.  As a result, the matching rights provision unreasonably favors Fortress, to the detriment of MicroFinancial public stockholders.

76.                               Pursuant to the Merger Agreement, MicroFinancial has also granted Fortress a “Top-Up” option that ensures that Fortress gains the shares necessary to effectuate a short-form merger.  Pursuant to the Merger Agreement, if Fortress receives 90% of the shares outstanding through its Tender Offer, it can effect a short-form merger.  In the event Fortress fails to acquire the 90% required, the Merger Agreement also contains a “Top-Up” provision that grants Fortress an option to purchase additional shares from the Company in order to reach the 90% threshold required to effectuate a short-form merger.

77.                               Compounding matters, Section 9.2 of the Merger Agreement requires the Company to pay a termination fee of $6.5 million if the Proposed Transaction is terminated for various reasons, thereby essentially requiring that a competing bidder agree to pay a naked premium for the right to provide the stockholders with a superior offer.

78.                               Essentially, any unsolicited competing bidder would have to incur the great expense of conducting due diligence and formulating a proposal within a very limited time frame, just to be met by Fortress’s matching rights and the Board’s good faith obligation to consider that matching bid.  Further, Section 5.02 provides that, as a condition and inducement of the agreement, each of Defendant Latour, James R. Jackson, Jr., the Chief Financial Officer, and Steven J. LaCreta, the Vice President, Legal and Vendor/Lessee Relations, have entered into Employment Agreements with the Company in order to continue their employment with the Company following the Proposed Transaction on substantially the same economic terms as provided for in their existing agreements with the Company.  Thus, in conjunction with the matching rights provision, an emerging bidder will be forced to negotiate with a Board already heavily biased in favor of approving the Proposed Transaction and contractually obligated to do so.  Even if a bidder is able to withstand these impediments, that bidder will be further discouraged by having to pay the onerous termination fee to the Company.

79.                               And finally, Section 8.01 reveals that on December 13, 2014, in connection with the execution of the Merger Agreement, each of the non-executive directors of MicroFinancial (the “Supporting Stockholders”), who hold 5,014,674 shares in the aggregate, or 34.7% of the shares of MicroFinancial common stock outstanding, entered into a Tender and Support Agreement with Parent and Merger Sub (the “Support Agreement”).  Pursuant to the Support Agreement, the Supporting Stockholders have agreed, among other things, to tender their shares in the Tender Offer and to vote (or cause to be voted) their shares against certain other transactions.  More specifically, Section 8.01 requires a Supporting Stockholder to abstain from voting shares in favor of any alternative proposal which would frustrate the Proposed Transaction, and to further affirmatively vote against any such alternative proposal.  This section further precludes any such stockholder from withdrawing shares in support of the tender offer until the offer expires or is terminated.  This provision further evidences the heavy burden a prospective topping bidder will face in negotiations with a Board that is contractually obligated to approve the Proposed Transaction.

80.                               Ultimately, these preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company.  The narrow circumstances under which the Board may respond to alternative proposals and the Company’s inability to terminate the Merger Agreement if it accepts a superior proposal fail to provide an effective “fiduciary out” under the Merger Agreement.

81.                               Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that the Company’s stockholders will continue to suffer absent judicial intervention.  In the event that the Proposed Transaction is consummated, Plaintiff seeks to recover monetary damages from Defendants for their breaches of fiduciary duties or their aiding and abetting of such breaches.

Management Stands to Receive Financial Windfalls from the Proposed Transaction

82.                               As of December 13, 2014, MicroFinancial’s executive officers and directors beneficially owned, in the aggregate, 5,709,083 shares of MicroFinancial common stock.  Once tendered in favor of the Proposed Transaction, MicroFinancial’s executive officers and directors will receive an aggregate of approximately $58,232,647 in cash.

83.                               Additionally, as a result of the Proposed Transaction, Company stock options and restricted shares will no longer be subject to their restrictions and will become fully redeemable for the stated Merger Consideration, thus resulting in a substantial financial boon for senior management that would not exist had the Company continued as an independent entity.  As of December 13, 2014, MicroFinancial’s executive officers held vested options to purchase an aggregate of 433,028 shares of MicroFinancial common stock:

Name	Number of Shares Subject to Vested Stock Options (#)	Cash Consideration for Vested Stock Options ($)	Number of Shares Subject to Unvested Stock Options (#)	Cash Consideration for Unvested Stock Options ($)	Restricted Stock Units (#)	Total Value of Restricted Stock Units ($)(1)
Richard F. Latour	188,376	$1,173,856	—	—	61,176	$666,822
James R. Jackson, Jr.	112,317	$735,330	—	—	32,705	$357,221
Steven J. LaCreta	68,179	$458,314	—	—	18,413	$201,383
Stephen J. Constantino	64,156	$437,192	—	—	17,945	$196,272

(1)                                 Amounts in this column are inclusive of accrued dividends of $842,827 (Mr. Latour), $23,630 (Mr. Jackson), $13,570 (Mr. LaCreta) and $13,233 (Mr. Constantino) which become payable upon vesting of the restricted stock units, representing dividends on underlying shares since the grant date, and assume a single quarterly dividend of $0.08 per share payable prior to the Acceptance Time as contemplated under the Mercer Agreement.  Declaration of such a dividend remains subject to the discretion of the MicroFinancial Board.

84.                               MicroFinancial’s executive officers and directors also stand to receive certain equity awards from the vesting of restricted stock units:

Name	Time-Based Vesting RSUs (#)	Performance-Based Vesting RSUs (#)	Value at Merger Price ($)
Richard F. Latour	7,228	7,228	$147,451
James R. Jackson, Jr.	4,908	2,454	75,092
Steven J. LaCreta	3,263	816	41,606
Stephen J. Constantino	3,150	787	40,157

85.                               As illustrated below, the golden parachute awards for the executive officers of MicroFinancial are sizeable:

	Golden Parachute Compensation(1)
Name	Cash($)(2)	Equity($)(3)	Perquisites/ Benefits($)(4)	Tax Reimbursement ($)(5)	Total ($)
Richard F. Latour	1,117,459	1,989,286	203,595	749,964	4,060,304
James R. Jackson, Jr.	374,115	1,168,233	31,270	—	1,573,618
Steven J. LaCreta	248,474	701,629	31,270	—	981,373
Stephen J. Constantino	240,056	673,936	31,270	—	945,262

86.                               MicroFinancial has also entered into employment agreements with each of its executive officers.  With respect to Defendant Latour, upon a change-in-control of MicroFinancial, Latour will receive severance payments equal to three times his highest base salary during the employment period; a prorated payment of his base salary to the date of termination and a prorated percentage of the annual bonus amount paid to him for the prior year; his outstanding stock options and other equity awards will remain outstanding, without termination; and he will receive a continuation of health and disability benefits.  With respect to the remainder of senior management—Jackson, LaCreta and Constantino—each will receive an annual base salary of not less than twelve times the highest monthly base salary paid or payable to the executive within the twelve months preceding the change of control, as well as participation in bonus, incentive and benefits plans generally no less favorable than those provided or available prior to the change of control; continued health benefits; and each executive will receive, in a lump sum, the aggregate of the following amounts:  (i) 150% of annual base salary; (ii) any other compensation or bonus previously deferred with any accrued interest or earnings on those amounts; and (iii) any accrued vacation pay.

87.                               Additionally, Defendant Latour, Jackson and LaCreta have agreed not to tender their shares of MicroFinancial in the Tender Offer, but have agreed to contribute certain of the shares to Fortress in exchange for limited partnership interests of Fortress.  Shares of MicroFinancial common stock owned by Defendant Latour, Jackson and LaCreta that are not contributed to Fortress will not be tendered in the Tender Offer, but will be converted into the right to receive the merger consideration under the Merger Agreement.

88.                               Finally, as agreed to in their Employment Agreements, Defendant Latour, Jackson and LaCreta will continue on in their lucrative positions with the combined company.  Each Employment Agreement will become effective upon the completion of the Proposed Transaction for a term of one year and will automatically renew upon each succeeding anniversary of the closing.  Defendant Latour will receive an initial base salary of $368,639, with annual increases; Jackson’s initial base salary will be $250,327; and LaCreta’s initial base salary will be $166,419.

Each continuing executive will be eligible to participate in an annual bonus program, with the following bonus awards:  Defendant Latour’s agreement sets his annual bonus at 80% of his annual salary for 2015 and 120% of his annual salary thereafter; Jackson’s agreement sets his target annual bonus at 40% of his annual salary for 2015 and 60% of his annual salary thereafter; and LaCreta’s agreement sets his target annual bonus at 25% of his annual salary for 2015 and 37.5% of his annual salary thereafter.  Moreover, in lieu of the Company’s current discretionary bonus plan, pursuant to the Employment Agreements each continuing executive will receive quarterly payments during 2015 of $41,454 for Defendant Latour, $17,766 for Jackson, and $8,883 for LaCreta.  Each executive will also receive “profits interests” for up to 12% of the fully diluted, outstanding equity of Fortress.

The Recommendation Statement Omits Material Information

89.                               In order to secure shareholder approval of this unfair deal, on December 19, 2014, the Recommendation Statement was filed with the SEC, which includes materially misleading and incomplete statements in connection with the Proposed Transaction.  Compounding the defective sales process utilized by the Individual Defendants, the Recommendation Statement fails to provide the Company’s stockholders with material information and/or omits material information thereby precluding the stockholders from making a fully informed decision regarding the upcoming vote on the Proposed Transaction.

90.                               The Registration Statement fails to address the misstatements and omissions raised by Plaintiff herein.

91.                               The omitted information described herein, if and when disclosed, would significantly alter the totality of information available for consideration by the average MicroFinancial shareholder.  Specifically, the Recommendation Statement fails to provide the Company’s shareholders with material information and/or provides materially misleading information regarding:  (i) the process leading to the Merger; (ii) the financial analyses performed by MicroFinancial’s financial advisor, Berenson; and (iii) the Company’s financial projections.  As such, if MicroFinancial shareholders vote based upon the inadequate Recommendation Statement, they will be irreparably harmed.

92.                               In particular, the Recommendation Statement fails to fully and fairly disclose the following material information about the process that led to the Merger:

a.                                      Whether the Company was looking to be acquired when it received two unsolicited inquiries from investment banks on January 31, 2012, the basis for selecting the Initial Banker as its advisor, and the Initial Banker’s identity;

b.                                      The basis for concluding, around late September 2012, to continue the Company’s internal growth strategies and to terminate its engagement of Initial Banker, but then engaging in discussions with Berenson only one month later regarding strategic alternatives;

c.                                       Whether Berenson was one of the financial advisors the Company reached out to in January 2012, the basis for engaging Berenson in February 2014, and whether the Company considered any other financial advisors at that time;

d.                                      The criteria used to select the 61 parties contacted by Berenson in June and July of 2014, who derived the list of parties, and the number of parties on the list that were previously contacted by the Initial Banker;

e.                                       Whether the Company received any indications of interest in August 2014 that it did not deem “credible” and, if so, what the indications were;

f.                                        Whether the Company followed up with the “three others” who submitted indications of interest in August of 2014 for $7.72 per share in cash, $9.00 per share with half in stock and half in cash, and an offer to purchase the shares from the Company’s three largest shareholders, and the reason(s) for not following up with any of the three parties, or the nature of any discussions that resulted from following up with them;

g.                                       The nature of discussions held between Fortress and the Company in September of 2014 regarding continuing employment of MicroFinancial’s management team;

h.                                      The basis for Party B and Party C’s withdrawal from the process in October 2014; and

i.                                          Who the “other prospective purchasers” discussed on October 16, 2014 were and the status of their interest in the Company at that time.

93.                               The Recommendation Statement also fails to disclose material information about the financial analyses performed by Berenson in rendering its fairness opinion.

94.                               Specifically, the description of Berenson’ s Comparable Companies Analysis on pages 31-32 of the Recommendation Statement is materially misleading and deficient because it fails to disclose the multiples observed for each comparable company or, at a minimum, the high and low, in addition to the mean and median;

95.                               The description of Berenson’s Selected Transactions Analysis on pages 32-33 of the Recommendation Statement is materially misleading and deficient because it fails to disclose the multiples observed for each comparable company or, at a minimum, the high and low, in addition to the mean and median:

96.                               The description of Berenson’s Discounted Cash Flow Analysis on page 33 of the Recommendation Statement is materially misleading and deficient because it fails to disclose:  (a) the basis for the discount rate range of 12.0%-16.0%; (b) the basis for the cost of equity of 13.2%; (c) the basis for the exit multiples of 12.0x-16.0x; (d) how stock-based compensation was treated; and (e) the weighted average cost of capital calculation.

97.                               Additionally, the Recommendation Statement fails provide complete and accurate financial projections and information related thereto, as created by Company management.

98.                               The information provided on pages 34-36 of the Recommendation Statement is materially misleading and deficient because it fails to disclose:  unlevered free cash flows; NOLs:  taxes or tax rates; gross profit; EBITDA; Capital expenditures; changes in net working capital; Stock-based compensation expense; and any other adjustments to unlevered free cash flow.

CLAIMS FOR RELIEF

COUNT I
Breach of Fiduciary Duties
(Against the Individual Defendants)

99.                               Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

100.                        The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company, which imposes heightened fiduciary responsibilities to maximize MicroFinancial’s value for the benefit of the shareholders and requires enhanced scrutiny by the Court.

101.                        The Individual Defendants have violated their fiduciary duties of care, loyalty, candor, and food faith owed to public shareholders of MicroFinancial.

102.                        By the acts, transactions, and courses of conduct alleged herein, the Individual Defendants are attempting to deprive unfairly Plaintiff and other members of the Class of the true value of their investment in MicroFinancial, or have otherwise failed to secure the best price reasonable under the circumstances for Plaintiff and other members of the Class.

103.                        As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of MicroFinancial because, among other reasons, they failed to take steps to reasonably inform themselves of the value of the Company by conducting a sufficient market check, they failed to obtain the maximized value of the Company for MicroFinancial’s shareholders, and they failed to fully advise MicroFinancial’s shareholders of the material information they need to cast a fully-informed vote.  The Individual Defendants dominate and control the business and corporate affairs of MicroFinancial and are in possession of private corporate information concerning MicroFinancial’s assets, business and future prospects.  Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of MicroFinancial which makes it inherently unfair for the Individual Defendants to benefit their own interests to the exclusion of obtaining maximized shareholder and constituent value.

104.                        As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not received and will not receive their fair portion of the value of MicroFinancial’s assets and will be prevented from benefiting from a value-maximizing transaction.

105.                        Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

106.                        Moreover, the Individual Defendants have failed to fully disclose to Plaintiff and the Class all material information necessary to make an informed decision regarding the Proposed Transaction.

107.                        By reason of the foregoing acts, practices, and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations towards Plaintiff and the other members of the Class.

108.                        As a result of the actions of the Individual Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of MicroFinancial’s assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

109.                        Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

110.                        Plaintiff and the members of the Class have no adequate remedy at law.  Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.

COUNT II
Aiding and Abetting
(Against the Acquisition Defendants)

111.                        Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein

112.                        As alleged in more detail above, Acquisition Defendants are well aware that the Individual Defendants have not sought, and are not seeking, to obtain the best available transaction for the Company’s public stockholders.

113.                        Indeed, Acquisition Defendants have caused the Board to accept inadequate consideration, has extracted unreasonably preclusive deal protection terms, and has otherwise aided and abetted the Individual Defendants’ breaches of fiduciary duties.

114.                        As a result, Plaintiff and the Class members are being harmed.

115.                        Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment against Defendants jointly and severally, as follows:

(A)                               Declaring this action to be a proper class action and certifying Plaintiff as the Class representative and Plaintiff’s counsel as Class counsel;

(B)                               Declaring that the Individual Defendants have breached their fiduciary duties;

(C)                               Declaring that the Merger Agreement and Proposed Transaction were entered into in breach of the Individual Defendants’ fiduciary duties and is therefore unlawful and unenforceable;

(D)                               Preliminarily and permanently enjoining Defendants and all those acting in concert with them from consummating the Proposed Transaction or performing the same until such time, as any, that the Individual Defendants have adequately undertaken all appropriate and available methods to maximize shareholder value;

(E)                                In the event that the Proposed Transaction is consummated prior to the entry of this Court’s final judgment, rescinding the Merger Agreement and Proposed Transaction, and/or awarding actual and punitive damages, with pre- and post-judgment interest to Plaintiff and the other members of the Class;

(F)                                 Directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(G)                               Awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(H)                              Granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

Dated: December 23, 2014	Respectfully submitted

/s/ Jason M. Leviton
BLOCK & LEVITON LLP
Jason M. Leviton (BBO# 678331)
Mark A. Delaney (BBO# 652194)
155 Federal Street
Suite 1303
Boston, MA 02110
Tel: (617) 398-5600
Fax: (617) 507-6020
jason@blockesq.com
mark@blockesq.com

Counsel for Plaintiff

OF COUNSEL:

LEVI & KORSINSKY, LLP
Shannon L. Hopkins, Esq. (BBO# 657485)
Stephanie A. Bartone, Esq. (BBO# 684270)
733 Summer Street, Suite 304
Stamford, CT 06901
Tel: (212) 363-7500
Fax: (866) 367-6510